Exhibit 11

Pacifica Bancorp, Inc.

Computation of Earnings Per Share

	Years Ended December 31,
	2004	2003
Net income	$3,085,000	$1,209,000
Less accrued perpetual preferred stock dividends	—	(31,000)

Net income available to common shareholders	$3,085,000	$1,178,000

Computation of average shares outstanding
Shares outstanding at beginning of the period	3,233,008	3,260,368
Additional shares deemed outstanding because of stock dividends	162,927	164,300
Additional shares deemed outstanding because of stock splits	—	—
Common stock repurchased	—	(36,078)
Shares issued during the period times average time outstanding during the period	15,346	34,796

Average basic shares outstanding	3,411,281	3,423,386
Dilutive shares	154,008	61,853

Average diluted shares outstanding	3,565,289	3,485,239

Net income per share of common stock:
Basic:
Continuing operations	$0.90	$0.39
Discontinued operations	—	(0.05)

Total	$0.90	$0.34

Diluted:
Continuing operations	$0.87	$0.38
Discontinued operations	—	(0.05)

Total	$0.87	$0.34